SILVER STANDARD RESOURCES INC.

Second Quarter Report
June 30, 2004

#1180– 999 West Hastings Street, Vancouver, B.C. CANADA V6C 2W2
Phone: (604) 689-3846        Fax: 604-689-3847

SILVER STANDARD RESOURCES INC.
SECOND QUARTER 2004 REPORT TO SHAREHOLDERS
For the Six Months Ended June 30, 2004

Highlights

o

During the second quarter, Silver Standard reported a preliminary resource calculation for its wholly-owned La Pitarrilla silver project in Mexico. Drilling is continuing and is expected to lead to additional drill-defined silver resources at this recent discovery.

o	Drilling and feasibility work continues at the 50%-owned Manantial Espejo in southern Argentina.

o

The company invested over 20% of its cash in May to purchase 1.95 million ounces of physical silver. The acquisition cost was US $5.85 (Cdn $8.08) per ounce. The market value of the silver bullion was $15.5 million at the end of the quarter and is currently $17.2 million at the date of this report.

o

During the quarter, the company incurred a loss of $195,000 compared to a loss of $1,140,000 in the comparable period of the prior year. For the six months, the company had net income of $425,000 compared to a loss of $2,227,000 in 2003. Higher investment income, gains on sale of marketable securities and mineral properties and foreign exchange gains were the main reasons for the better results.

o

At June 30, Silver Standard’s cash position was very strong at $47.6 million exclusive of its silver holdings. The company continues to pursue project opportunities to enhance its resource portfolio and development capabilities.

Projects in Feasibility and Advanced Exploration

Manantial Espejo, Santa Cruz Province, Argentina – Feasibility work is continuing at this 50/50 joint venture with Pan American Silver Corp. as operator. A 12,000-meter drill program has been extremely successful and has been extended. Drilling continues to intersect new vein structures and to expand the two main vein systems on the property, Maria and Karina/Union. Hatch Engineers have been retained to develop an operating and capital cost estimate for the project and the results of this study, incorporating a completed resource estimate, are expected to be available in September. The feasibility study remains on track for completion early in 2005.

La Pitarrilla, Durango State, Mexico – In April, Silver Standard reported a preliminary block model resource estimate for the wholly-owned La Pitarrilla silver project located approximately 170 kilometers northwest of Durango in the state of Durango, Mexico. Silver Standard acquired the 11,367-hectare (43.9 square mile) property through staking in 2002 and has been drilling the project almost continuously since last fall.

To the date of the resource summary, 97 reverse circulation drill holes totalling 11,146 meters had been completed on Cordon Colorado and Peña Dyke, two of three silver zones and one gold zone known to exist on the property. Both Cordon Colorado and Peña Dyke outcrop and are mineable with bulk mining methods.

Using assays from 81 drill holes, Silver Standard has received a preliminary block model resource estimate based on a cut-off grade of 40 grams of silver per tonne (James D. McCrae, P.Eng., an Independent Qualified Person, as defined by Canada’s National Instrument 43-101).

La Pitarrilla Resource Summary - by Resource Category

Category	Zone	Tonnes (in millions)	Silver Grade (in g/t)	Silver Grade (in oz./ton)	Silver (in millions of ounces)
Indicated	Cordon Colorado	8.3	123.2	3.6	32.9
Indicated	Peña Dyke	2.0	128.4	3.7	8.3
Total		10.3	124.2	3.6	41.1
Inferred	Cordon Colorado	2.6	121.9	3.6	10.2
Inferred	Peña Dyke	0.85	115.5	3.4	3.2
Total		3.45	120.3	3.5	13.1

As noted, the resource estimate does not include all of the infill and extension drilling completed to date at Cordon Colorado and Peña Dyke, and both zones are open. Based on exploration and other costs incurred to date, La Pitarrilla is contributing to Silver Standard’s resource portfolio at a discovery cost of approximately US$0.03 per resource ounce of silver. In preliminary test work, 17 composite samples were prepared as part of a metallurgical investigation of La Pitarrilla mineralization. The composite samples represented high, medium and low grade material collected from drill cuttings from the Cordon Colorado and Peña Dyke zones. Metallurgical recoveries for medium and high grade mineralization ranged from 68% to 89% for conventional milling with a sulphur dioxide pretreatment. Additional metallurgical test work is part of the ongoing evaluation of La Pitarrilla.

A road has been constructed to provide access to drill pad sites at a third silver zone, Javelina Creek, which is located approximately two kilometers east of Peña Dyke. Drilling at this zone will commence shortly.

OTHER ACTIVITIES

In addition to Manantial and Pitarrilla, the company has engineering studies on-going at Shafter, Challacollo and Bowdens. Drilling will commence in the third quarter at the Berenguela property in Peru and the Maverick Springs property in Nevada, while plans for a fall exploration program are already underway at Pirquitas. Management is also reviewing a number of projects with resource ounces that can add to our current silver resources of 403.6 million ounces, measured and indicated and 446.4 million ounces, inferred.

INVESTMENT CONFERENCES

In July, meetings were held with institutional investors in New York and in August in San Francisco.

Silver Standard participated in the New York Gold Show and will be participating again in the Gold and Precious Metals Investment Conference in Las Vegas on September 8-9, the Denver Gold Forum from September 26-29 and the Gold and Precious Metals Conference in San Francisco, November 28 and 29. For additional information about the Las Vegas and San Francisco conferences, please contact Investor Relations toll-free in North America at 1-888-338-0046.

OUTLOOK

With drilling underway at La Pitarrilla and programs expected to commence at Shafter in Texas, Berenguela in Peru and Maverick Springs in Nevada in the third quarter, shareholders can look forward to further property developments through the remainder of the year.

Since the start of the year, the silver price has improved and our investment in the physical metal supports our belief that the fundamentals for silver continue to be positive. Silver Standard continues to provide our shareholders with excellent leverage to the silver price as evidenced by the graph below. Silver price in US$ is referenced on the left while our share price is in US$ on the right. The graph demonstrates the very close correlation between the silver price and our share price. Our shares represent an open ended call on the silver price. With $47.6 million in cash, we are in an excellent position to continue to grow the company, and we look forward to updating you in the fall on our many ongoing activities.

Silver and Silver Standard
January 2002 - July 2004
Silver
SSRI
Silver Price in US$
SSRI Share Price in US$
8.50
8.00
7.50
7.00
6.50
6.00
5.50
5.00
4.50
4.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
January 4, 2002
February 1, 2002
March 1, 2002
April 5, 2002
May 3, 2002
May 31, 2002
July 5, 2002
August 2, 2002
August 30, 2002
October 4, 2002
November 1, 2002
November 29, 2002
January 3, 2003
January 31, 2003
February 28, 2003
March 28, 2003
May 2, 2003
June 6, 2003
July 4, 2003
August 1, 2003
September 5, 2003
October 3, 2003
November 7, 2003
December 5, 2003
January 2, 2004
February 6, 2004
March 5, 2004
April 2, 2004
April 30, 2004
May 28, 2004
July 2, 2004
July 30, 2004

"Robert A. Quartermain" Robert A. Quartermain President August 9, 2004

Cautionary note to U.S. investors concerning disclosure of contained ounces and estimates of indicated resources and inferred resources: Disclosure of contained silver expressed in ounces in the tables in this news release is in compliance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM, but does not meet the requirements of Industry Guide 7 of the U.S. Securities and Exchange Commission (SEC) which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

The terms “indicated resource” and “inferred resource” used in this table are Canadian mining terms as defined in accordance with National Instrument 43-101. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the indicated category will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

SILVER STANDARD RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2004

This discussion and analysis of the consolidated operating results and financial condition of the company for the three and six months ended June 30, 2004 and 2003 is prepared as of August 9, 2004 and should be read in conjunction with the Consolidated Financial Statements and the related Notes for the six months then ended and in conjunction with the Management Discussion and Analysis (“MD&A”) for the year ended December 31, 2003. The Consolidated Financial Statements and the related Notes have been prepared in accordance with Canadian generally accepted accounting policies. All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise. Additional information relating to the company, including the company’s annual information form, is available on SEDAR at www.sedar.com.

The MD&A contains certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Silver Standard Resources Inc. (“Silver Standard” or the “company”) are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

FINANCIAL RESULTS

Second Quarter Financial Results

For the quarter ended June 30, 2004, the company incurred a loss of $195,000 or $0.00 per share compared to a loss of $1,140,000 or $0.03 per share in the second quarter of 2003. For the six months ending June 30, 2004, there was income of $425,000 ($0.01 per share) compared to a loss of $2,227,000 ($0.06 per share) in the comparable period of 2003. Higher investment income, gains on sale of marketable securities and mineral properties and foreign exchange gains were the main reasons for the better results. The following is a summary and discussion on the various components for the second quarter financial results.

Three Months Ended June 30	Six Months Ended June 30
Exploration and mineral property costs	2004 $	2003 $	2004 $	2003 $

Property examinations and exploration	102,000	78,000	208,000	170,000
Reclamation	65,000	35,000	90,000	76,000

	(167,000)	(113,000)	(298,000)	(246,000)

The company continued its exploration with the focus in Mexico. Exploration for the quarter was $102,000 compared to $78,000 in the prior year. For the six months, exploration was $208,000 (2003 — $170,000) and of this total, $163,000 was spent in Mexico. During the quarter, $65,000 (2003 — $35,000) was spent on reclamation, of which $19,000 related to the accretion impact on recorded reclamation with the balance being cash reclamation costs. For the year to date, reclamation costs were $90,000 compared to $76,000 in the prior year, reflecting the earlier commencement of activities in the current year.

Three Months Ended June 30	Six Months Ended June 30
Expenses	2004 $	2003 $	2004 $	2003 $

Depreciation	7,000	7,000	13,000	12,000
General and administration	696,000	541,000	1,044,000	830,000
Professional fees	46,000	18,000	79,000	65,000
Salaries and employee benefits	121,000	131,000	192,000	288,000
Stock-based compensation	27,000	--	114,000	--

	(897,000)	(697,000)	(1,442,000)	(1,195,000)

Expenses for the quarter were $897,000 compared to $697,000 in the prior year and for the year to date, expenses were $1,442,000 (2003 — $1,195,000).

General and administrative expenses for the quarter were $696,000 or $155,000 over the comparable period in 2003. For the six months, expenses were $1,044,000 or $214,000 over the $830,000 reported in the prior year. The main reasons for the increase related to the areas of insurance, shareholder mailings, investor relations salaries and travel, and listing and filing fees. Insurance premiums have increased over the year and more time is being spent on investor relations activities. Offsetting the increase in costs for the quarter was a $52,000 recovery of overhead costs. In January, 2004, the method of allocating costs to projects was changed to include an allowance for various general office common costs.

Professional fees were $46,000 for the quarter compared to $18,000 in the comparable period of the prior year. The increase for the quarter related to timing differences in the accruing of expenditures; for the year, the expense was $79,000 (2003 — $65,000).

Salaries and employee benefits were $121,000 in the quarter compared to $131,000 in the comparable period in 2003. Salary increases that took effect at the beginning of the year were more than offset by higher staff allocations to projects and investor relations.

The fair value of stock-based compensation for the quarter was $27,000 and relates entirely to the vesting of options granted in prior periods. There were no options granted in the quarter. For the six months, the value of the stock-based compensation was $114,000.

Three Months Ended June 30	Six Months Ended June 30
Other income (expenses)	2004 $	2003 $	2004 $	2003 $

Investment income	296,000	77,000	621,000	157,000
Gain on sale of marketable securities	439,000	--	788,000	--
Loss on sale of assets	--	--	(2,000)	--
Gain on sale of mineral properties	462,000	--	899,000	--
Write-down of marketable securities	(8,000)	(203,000)	(33,000)	(203,000)
Write-down of silver bullion	(307,000)	--	(307,000)	--
Foreign exchange (loss) gain	(13,000)	(204,000)	199,000	(740,000)

	869,000	(330,000)	(2,165,000)	(786,000)

Other income for the quarter was $869,000 compared to a loss of $330,000 in the comparable quarter of 2003. Interest income for the quarter was $296,000, a $219,000 increase over the comparable quarter in 2003, reflecting more funds available for investment. Gains of $439,000 were made in the quarter from sales of marketable securities, bringing the total gains for the year to $788,000. There were no sales of marketable securities in the comparable periods of 2003. The company has a policy of valuing its marketable securities and silver bullion at the lower of cost or market. In the quarter ending June 30, 2004, $8,000 (2003 — $203,000) was written down for marketable securities and $307,000 (2003 – nil) for silver bullion. During the quarter, $462,000 in gains on sales of mineral properties were recorded for two of its properties in British Columbia that had been fully written off in prior years. The cumulative gains for the year now total $899,000 with no comparable gains in 2003. A foreign exchange loss of $13,000 was recorded in the quarter compared to a loss of $204,000 in the comparable period of 2003. For the six months, there was a $199,000 foreign exchange gain compared to a loss of $740,000 in 2003. The gains recorded in 2004 reflect the impact a stronger US dollar had on the US dollars received from a private placement that closed during the first quarter of the year. The large loss recorded in 2003 reflected the impact of the decreasing US dollar value (against the Canadian dollar) on the company’s US cash balances.

Summary of Quarterly Results (expressed in thousands of Canadian dollars, except per share amounts)

	2004 $		2003 $				2002 $
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Total revenues	nil	nil	nil	nil	nil	nil	nil	nil
Income (loss)	(195)	(2) 620	(1,282)	(429)	(1,140)	(1,087)	(1)(28)	(369)
Basic and diluted income (loss) per share	(0.00)	(0.01)	(0.03)	(0.01)	(0.03)	(0.03)	(0.00)	(0.01)

(1)	Investment gains of $516,000 and foreign exchange gains of $352,000 were recorded in the fourth quarter of 2002, resulting in the lower comparable loss for the quarter.

(2)

The company recorded investment income of $325,000, gains on sale of marketable securities of $324,000, gains on sale of mineral properties of $437,000 and foreign exchange gains of $212,000, resulting in income being reported in the quarter.

LIQUIDITY AND CAPITAL RESOURCES

A summary and discussion of our cash position at the end of the quarter, cash inflows and outflows for the quarter and year-to-date, silver bullion and other capital resources follows:

Cash

At the end of the quarter, the company’s free cash position, including short-term deposits, increased from $16,428,000 at the beginning of the year to $47,576,000 — an increase of $31,148,000.

Operating Activities

Cash flow from operations in the second quarter was a use of $862,000 compared to a use of $1,831,000 in the comparable period in 2003.

Financing Activities

During the second quarter of 2004, the company raised a total of $5,919,000 from the issuance of new equity compared to $1,646,000 in the comparable period of 2003. For the year to date, $57,591,000 was raised compared to $2,502,000 in the comparable period of the prior year. The year-to-date results in the current year includes a 2,955,000 unit private placement at $14.80 per unit for gross proceeds of $43,951,000 that was completed in January. The components of the amount raised are:

Three Months Ended June 30	Six Months Ended June 30
	2004 $	2003 $	2004 $	2003 $

Private placement	--	--	43,951,000	--
Exercise of stock options	229,000	175,000	2,097,000	237,000
Exercise of warrants	5,690,000	1,471,000	11,543,000	2,265,000

	5,919,000	1,646,000	57,591,000	2,502,000

In May 2004, the $4.80 warrants that were issued as part of a financing in May 2002 were fully exercised. As a result, 1,170,733 shares were issued resulting in receipts of $5,690,000.

Investing Activities

Total cash invested on mineral properties in the quarter was $2,946,000 compared to $2,112,000 in the comparable quarter of the prior year. For the six months, $5,624,000 was spent – a $1,135,000 increase over the prior year. A summary by project follows:

Three Months Ended June 30	Six Months Ended June 30
	2004 $	2003 $	2004 $	2003 $

Manantial Espejo	601,000	98,000	1,181,000	199,000
Shafter	92,000	140,000	244,000	279,000
Candelaria	80,000	80,000	199,000	260,000
Bowdens	293,000	326,000	562,000	1,082,000
Challacollo	50,000	420,000	94,000	1,289,000
San Marcial	--	1,000	522,000	50,000
Diablillos	73,000	8,000	97,000	23,000
Pirquitas	100,000	35,000	170,000	44,000
La Pitarrilla	1,055,000	69,000	1,483,000	170,000
Berenguela	341,000	--	354,000	--
San Agustin	131,000	--	414,000	--
Sunrise	--	663,000	2,000	663,000
Other	130,000	272,000	302,000	430,000

	2,946,000	2,112,000	5,624,000	4,489,000

The above table reflects cash expenditures by property. It does not include the value of shares issued for mineral properties and other non-cash charges.

The Manantial Espejo property continued to be one of the most active programs during the quarter. Feasibility work continued under the direction of our 50/50 joint venture partner. A total of $1,181,000 has been spent by the company on the property this year. Exploration at the La Pitarrilla property in Mexico continued and, to date, $1,483,000 has been spent on this property, which includes $410,000 in land acquisition costs. Metallurgy continued at the Bowdens property and $341,000 in costs were spent at the Berenguela property during the quarter on acquisition and preliminary exploration.

A further $635,000 was spent on the purchase of marketable securities on the exercise of share purchase warrants. A total of $15,779,000 was spent on the purchase of silver bullion, which is discussed under a separate heading that follows. Proceeds of $565,000 were received during the quarter on the sale of marketable securities, bringing the total proceeds received to date to $1,186,000.

Silver Bullion

In April and May, 2004, the company purchased 1,953,985 ounces of silver for a total cost of $15,779,000. The average cost for this purchase was $8.08 (US $5.85) per ounce. The purchase of silver bullion was made in part to recognize that silver is an investment alternative for the company’s discretionary cash and to provide maximum exposure to silver. The company’s policy is to value silver bullion at the lower of cost or market and as a consequence a $307,000 revaluation loss was recorded in the second quarter of 2004. Since the end of the quarter, the silver price has increased with the resulting market value now exceeding our original cost.

Other Capital Resources

At June 30, 2004, the market value of the company’s marketable securities was $7,059,000 or $4,524,000 over our cost. In addition, the company had at June 30, 2004, $13,556,000 in-the-money common share stock options and warrants. In the third quarter, it is the intention of the company to lodge silver bullion as collateral for a letter of credit facility. Once this is done, the restriction of the $2,500,000 in cash presently shown on the balance sheet will be removed with the result that free cash will increase by the same amount.

With its strong free cash position, silver bullion, marketable securities and in-the-money common stock options and warrants, the company will be able to meet all our obligations for the foreseeable future.

ADDITIONAL DISCLOSURES

Selected Annual Information

	2003 $	2002 $	2001 $
Total revenues	nil	nil	nil
Loss	3,938,000	2,198,000	3,377,000
Loss per share - basic and diluted	0.10	0.06	0.13
Total assets	85,213,000	74,748,000	45,399,000
Total long-term liabilities	75,000	249,000	143,000
Cash dividends declared	nil	nil	nil

Related Party Transactions

a)

During the six months ended June 30, 2004, the company recorded management fees and expense reimbursements of $90,200 (2003 — $21,500) from companies related by common management. At June 30, 2004, accounts receivable includes $30,900 (2003 — $36,200) from related parties.

b)	The company holds marketable securities in a number of companies that have a common director and one company with two common directors.

Outstanding Share Data

As at August 9, 2004, there were 48,509,202 common shares outstanding. In addition, there were 1,821,625 common share purchase warrants outstanding with exercise prices ranging from US $5.05 to Cdn $18.50 per share. Common share stock options outstanding at August 9, 2004 totalled 1,432,069, exercisable at prices ranging from $1.90 to $20.50 per share and expiring on dates varying from June 5, 2005 to December 22, 2008.

New Accounting Policy

Effective January 1, 2004, the company adopted the fair value based method of accounting for stock-based compensation which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the company did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market prices at the date of the grant. The adoption of the fair value method resulted in a cumulative increase of $4,504,000 to the opening deficit at January 1, 2004 and increases of $335,000 to capital stock and $4,169,000 to stock-based compensation, respectively, at January 1, 2004.

Silver Standard Resources Inc.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(expressed in thousands of Canadian dollars, unaudited)

	June 30, 2004 $	December 31, 2003 $
Assets

Current assets
Cash and cash equivalents (note 8)	47,576	16,428
Silver bullion (market value - $15,479) (note 5)	15,479	--
Marketable securities (market value - $7,059; December 31, 2003 - $9,730)	2,535	1,457
Accounts receivable	950	339
Prepaid expenses	364	234

	66,904	18,458

Restricted cash (note 4)	2,500	--
Reclamation deposits	151	153
Mineral property costs (note 6)	72,422	66,491
Property, plant and equipment	526	111

	142,503	85,213

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,035	725
Current portion of provision for reclamation	231	248
Mineral property payable	--	526
Current portion of long-term debt	61	66

	1,327	1,565

Provision for reclamation	1,101	1,043
Long-term debt	52	75

	2,480	2,683

Shareholders' Equity

Capital stock (note 7)	164,764	113,537
Share subscriptions	--	455
Stock-based compensation	3,959	170
Warrants	7,011	--
Deficit	(35,711)	(31,632)

	140,023	82,530

	142,503	85,213

Approved by the Board of Directors:

"R.E. Gordon Davis"	"William Meyer"
____________________________	____________________________
R.E. Gordon Davis Director	William Meyer Director

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT
For the six months ended June 30
(expressed in thousands of Canadian dollars, except number of shares and per share amounts — unaudited)

Three Months Ended June 30	Six Months Ended June 30
	2004 $	2003 $	2004 $	2003 $

Exploration and mineral property costs
Property examination and exploration	102	78	208	170
Reclamation	65	35	90	76

	(167)	(113)	(298)	(246)

Expenses
Depreciation	7	7	13	12
General and administration	696	541	1,044	830
Professional fees	46	18	79	65
Salaries and employee benefits	121	131	192	288
Stock-based compensation	27	--	114	--

	(897)	(697)	(1,442)	(1,195)

Other income (expenses)
Investment income	296	77	621	157
Gain on sale of marketable securities	439	--	788	--
Loss on sale of assets	--	--	(2)	--
Gain on sale of mineral properties	462	--	899	--
Write-down of marketable securities	(8)	(203)	(33)	(203)
Write-down of silver bullion (note 5)	(307)	--	(307)	--
Foreign exchange gain (loss)	(13)	(204)	199	(740)

	869	(330)	2,165	(786)

Income (loss) for the period	(195)	(1,140)	425	(2,227)

Deficit - Beginning of period	(35,516)	(28,781)	(31,632)	(27,694)

Adjustment for stock-based compensation (note 3)	--	--	(4,504)	--

Deficit - Beginning of period, as restated	(35,516)	(28,781)	(36,136)	(27,694)

Deficit - End of period	(35,711)	(29,921)	(35,711)	(29,921)

Weighted average number of shares outstanding	48,052,141	39,658,593	46,997,586	39,489,335

Basic and diluted income (loss) per common share	(0.00)	(0.03)	0.01	(0.06)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OF CASH FLOWS
For the six months ended June 30
(expressed in thousands of Canadian dollars — unaudited)

Three Months Ended June 30	Six Months Ended June 30
	2004 $	2003 $	2004 $	2003 $

Cash flows from operating activities
Income (loss) for the period	(195)	(1,140)	425	(2,227)
Items not affecting cash
Depreciation	7	7	13	12
Options issued to non-employees	27	12	114	12
Write-down of marketable securities	8	203	33	203
Write-down of silver bullion (note 5)	307	--	307	--
Gain on sale of mineral properties	(462)	--	(899)	--
Gain on sale of marketable securities	(439)	--	(788)	--
Provision for reclamation	20	3	39	37
Foreign exchange gain (loss)	13	(130)	18	335
Changes in non-cash working capital items
Accounts receivable and prepaid expenses	(175)	134	(723)	49
Accounts payable and accrued liabilities	27	(920)	(233)	(1,096)

	(862)	(1,831)	(1,694)	(2,675)

Cash flows from financing activities
Shares and warrants issued for cash	5,919	1,646	57,591	2,502
Share issue cash costs	(1)	(16)	(926)	(51)
Repayment of long-term debt	13	(93)	(28)	(138)
Share subscription received	(25)	--	--	--

	5,906	1,537	56,637	2,313

Cash flows from investing activities
Mineral property costs	(2,946)	(2,112)	(5,624)	(4,489)
Purchase of property, plant and equipment	31	(13)	(430)	(21)
Restricted cash (note 4)	--	--	(2,500)	--
Proceeds from sale of marketable securities	565	--	1,186	--
Proceeds from sale of assets	--	--	2	--
Purchase of silver bullion	(15,779)	--	(15,779)	--
Purchase of marketable securities	(635)	(866)	(635)	(866)
Reclamation deposit (advance recovery)	--	--	--	(79)

	(18,764)	(2,991)	(23,780)	(5,455)

Foreign exchange (loss) gain on foreign cash held	(11)	174	(15)	(351)

(Decrease) increase in cash and cash equivalents	(13,731)	(3,111)	31,148	(6,168)
Cash and cash equivalents - Beginning of period	61,307	14,285	16,428	17,342

Cash and cash equivalents - End of period	47,576	11,174	47,576	11,174

Supplementary cash flow information (note 8)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2004
(all tabular amounts are expressed in thousands of Canadian dollars — unaudited)

1.	Nature of operations

The company is in the process of acquiring and exploring silver mineral properties. The company hopes to ultimately develop the properties to bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and is considered to be in the exploration stage.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

2.	Significant accounting policies

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent audited annual consolidated financial statements of the company except as described in note 3. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual consolidated financial statements of the company. In the opinion of management, all of the adjustments necessary to fairly present the interim consolidated financial statements set forth herein have been made.

3.	Accounting policy change

Effective January 1, 2004, the company adopted the fair value method of accounting for stock-based compensation which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the company did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market prices at the date of the grant. The adoption of the fair value method resulted in a cumulative increase of $4,504,000 to the opening deficit at January 1, 2004 and increases of $335,000 to capital stock and $4,169,000 to stock-based compensation, respectively, at January 1, 2004.

Had compensation expense been recorded using the fair value method for the three and six months ended June 30, 2003, the company’s loss and loss per share would have been adjusted to the pro forma amounts indicated below:

Silver Standard Resources Inc.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2004
(all tabular amounts are expressed in thousands of Canadian dollars — unaudited)

3.	Accounting policy change — continued

	Three Months Ended June 30, 2003 $	Six Months Ended June 30, 2003 $

Loss for the period
As reported	1,140	2,227
Compensation expense	--	1,182

Pro forma	1,140	3,409

Basic and diluted loss per share
As reported	0.03	0.06
Pro forma	0.03	0.09

4.	Restricted Cash

The company has lodged a US $1,679,435 bank letter of credit with the U.S. Department of Interior, Bureau of Land Management, relating to reclamation obligations on the Candelaria silver mine in Nevada. The size of this bonding requirement is expected to be reduced over time as reclamation is carried out. Under the terms and conditions with its banker, the company agreed to lodge Cdn $2,500,000 as collateral for the letter of credit and to provide sufficient additional collateral if the Canadian dollar falls below US $0.69.

5.	Silver Bullion

As at June 30, 2004, the company held 1,953,985 ounces of silver bullion for a total cost of US$11,428,000 (Cdn $15,786,000)based on an average cost of US $5.85 (Cdn $8.08) per ounce. The market value of this silver bullion, based on a market close price of US $5.91 (Cdn $7.92) per ounce, was US $11,548,000 (Cdn $15,479,000). The company has adopted the policy of valuing silver bullion at the lower of cost or market. Consequently, a $307,000 write-down has been recorded.

Silver Standard Resources Inc.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2004
(all tabular amounts are expressed in thousands of Canadian dollars — unaudited)

6.	Mineral property costs

Details of the mineral properties that the company currently holds are as follows:

	Acquisition costs $	Exploration costs $	June 30, 2004 Total $	December 31, 2004 Total $

Argentina
Chubut	61	176	237	152
Diablillos	5,376	889	6,265	6,168
Manantial Espejo	4,090	8,517	12,607	11,426
Pirquitas	6,592	512	7,104	6,934
Other	--	7	7	--
Australia
Bowdens	10,892	6,641	17,533	16,971
Other	--	23	23	--
Canada
Silvertip	1,818	199	2,017	1,960
Sulphurets	2,393	1,255	3,648	3,648
Sunrise Lake	1,234	31	1,265	1,263
Chile
Cachinal	17	82	99	95
Challacollo	2,271	2,090	4,361	4,267
Juncal	16	30	46	43
La Flora	15	32	47	46
Mexico
La Pitarrilla	473	1,768	2,241	758
La Valenciana	23	253	276	268
Ortega	40	25	65	55
San Agustin	34	538	572	159
San Marcial	1,237	723	1,960	1,438
Other	57	54	111	39
United States
Candelaria	2,981	2,088	5,069	4,864
Maverick Springs	553	886	1,439	1,397
Shafter	2,544	2,240	4,784	4,540
Peru
Berenguela	554	92	646	--

	43,271	29,151	72,422	66,491

Silver Standard Resources Inc.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2004
(all tabular amounts are expressed in thousands of Canadian dollars — unaudited)

7.	Outstanding shares and related information

(a)	Shares Authorized: 100,000,000 common shares without par value.

	Number of shares	Ascribed Value $

Capital Stock
Balance, December 31, 2003	42,604,832	113,537
Issued during the year
For cash
Private placement (i)	2,955,000	37,132
Exercise of options	363,600	2,097
Exercise of warrants	2,384,120	11,543
Finders' fees on private placement	31,250	393
For mineral property	17,500	291
Assigned value of exercised options	--	828
Share subscriptions	92,900	455
Share issue costs	--	(1,512)

Balance, June 30, 2004	48,449,202	164,764

(i)

In January 2004, the company issued 2,955,000 units at $14.80 per unit for gross proceeds of $43,951,000, which were assigned to the components of the units: $37,132,000 to shares and $6,819,000 to warrants. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable, upon payment of $18.50, into one common share until January 15, 2006. The company issued an additional 31,250 units valued at $465,000; issued 26,000 warrants valued at $120,000 and paid $925,000 in cash as finders’ fees and other costs relating to this placement.

(b)	Warrants
At June 30, 2004, 1,821,625 share purchase warrants were issued and outstanding at exercise prices ranging from US $5.05 to Cdn $18.50 with weighted average remaining lives of 1.4 years.

Silver Standard Resources Inc.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2004
(all tabular amounts are expressed in thousands of Canadian dollars — unaudited)

(c)	Options

During the six months ending June 30, 2004, the company had granted a total of 10,000 common share stock options valued at $53,000 to a non-employee of the company. A further 14,376 options granted to employees prior to 2004 vested during the year to date valued at $60,875. The total number of options outstanding at the end of the quarter were 1,492,069 with prices ranging from $1.90 to $20.50 with weighted average remaining lives of 3.2 years. This represents 3.1% of issued and outstanding capital.

8.	Supplementary cash flow information

(a)	Cash and cash equivalents included in the cash flow statement comprise the following:

	June 30, 2004	December 31, 2003

Cash on hand and balances held with banks	1,514	1,337
Short-term deposits	46,062	15,091

	47,576	16,428

(b)	Non-cash financing and investing activities were:

Three Months Ended June 30	Six Months Ended June 30
	2004 $	2003 $	2004 $	2003 $

Non-cash financing activities
Shares issued for mineral properties	291	611	291	611
Option value assigned to mineral property	--	--	--	18
Shares issued for finders fees	--	--	393	--
Warrants issued for finders fees	--	--	192	--
Finders fees satisfied by
issue of shares and warrants	--	--	(585)	--
Values assigned to options	27	--	114	--
Adjustment for stock-based compensation	--	--	4,504	--
Shares issued relating to share subscription	--	--	455
Share subscriptions	--	--	(455)	--
Assigned value of options exercised	(26)	--	(828)	--
Capital stock issued	26	--	828	--

Silver Standard Resources Inc.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2004
(all tabular amounts are expressed in thousands of Canadian dollars — unaudited)

Three Months Ended June 30	Six Months Ended June 30
	2004 $	2003 $	2004 $	2003 $

Non-cash investing activities
Shares issued for mineral properties	(291)	(611)	(291)	(611)
Receivable settled in shares	--	--	--	50
Marketable securities
received for mineral properties	463	53	899	53
Option value assigned to mineral property	--	--	--	(18)
Reclamation capitalized to
mineral property	(8)	(8)	(16)	(34)
Mineral property accrual	552	--	--	--
Foreign exchange component
included in reclamation	--	--	3	--

9.	Related Party Transactions

a)

During the six months ended June 30, 2004, the company recorded management fees and expense reimbursements of $90,200 (2003 — $21,500) from companies related by common management. At June 30, 2004, accounts receivable includes $30,900 (2003 — $36,200) from related parties.

b)	The company holds marketable securities in a number of companies that have a common director and one company with two common directors.

10.	Segmented financial information

The company has one operating segment, which is the exploration and future development of mineral properties. Segment assets by geographic location are as follows:

For the six months ended June 30, 2004

	Argentina $	Australia $	Canada $	Chile $	Mexico $	United States $	Peru $	Total $

Property, plant
and equipment	--	1	462	--	63	--	--	526
Mineral property
costs	26,220	17,556	6,931	4,553	5,225	11,292	645	72,422

	26,220	17,557	7,393	4,553	5,288	11,292	645	72,948

Silver Standard Resources Inc.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2004
(all tabular amounts are expressed in thousands of Canadian dollars — unaudited)

For the six months ended June 30, 2003

	Argentina $	Australia $	Canada $	Chile $	Mexico $	United States $	Peru $	Total $

Property, plant
and equipment	--	1	92	--	--	--	--	93
Mineral property
costs	23,195	16,542	6,840	3,179	2,056	9,518	--	61,330

	23,195	16,543	6,932	3,179	2,056	9,518	--	61,423